SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

GENERAL CANNABIS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36930V100

(CUSIP Number)

Michael Feinsod

Infinity Capital, LLC

200 S. Service Road Suite 207
Roslyn, New York 11577

(212) 752-2777

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 36930V100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Feinsod
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 1,940,700
	8.	Shared Voting Power 3,604,200
	9.	Sole Dispositive Power 1,940,700
	10.	Shared Dispositive Power 3,604,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,604,200(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.8%
14.	Type of Reporting Person (See Instructions) IN

(1) Includes common stock beneficially owned by Mr. Feinsod and Infinity Capital, LLC, options to purchase 1,925,000 shares of common stock and warrants to purchase 563,500 shares of common stock.

CUSIP No. 36930V100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Infinity Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,663,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,663,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,500(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) OO

(1) Includes common stock beneficially owned by Infinity Capital, LLC, and warrants to purchase 563,500 shares of common stock.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed by Michael Feinsod, the managing member of Infinity Capital, LLC, a Delaware limited liability company (“Capital”) (collectively, the “Reporting Persons”), with respect to the Reporting Persons’ beneficial ownership in General Cannabis Corporation (“General Cannabis” or the “Issuer”).  This amendment supplements the Schedule 13D as previously filed on May 8, 2015 (as amended, the “Schedule 13D”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 a is hereby amended and restated as follows:

a)

The aggregate percentage of shares reportedly owned by each person named herein is based upon 15,737,921 shares of common stock outstanding, as of November 30, 2016 and reported in the Issuer’s Form S-1 filed on December 5, 2016, as reported herein.

As of the close of business on February 14, 2017:

(i)

Capital directly holds 1,100,000 shares of common stock, and warrants to purchase 563,500 shares of common stock; and

(ii)

Michael Feinsod directly holds 15,700 shares of common stock, and options to purchase 1,925,000 shares of common stock.

As the managing member of Capital, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the shares of common stock that are held by Capital.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Transactions in Shares that were effected by General Cannabis during the past sixty days

Exhibit B	Agreement Pursuant to Rule 13d-1(k)*

Exhibit C

Executive of Board and Director Agreement, dated August 4, 2014, between Michael Feinsod and the Company (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on August 5, 2014)*

*  Previously Filed

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Infinity Capital, LLC

By:	/s/ Michael Feinsod
Name:	Michael Feinsod
Title:	Managing Member

Michael Feinsod

/s/ Michael Feinsod

EXHIBIT INDEX

Exhibit A	Transactions in Shares that were effected by General Cannabis during the past sixty days

Exhibit B	Agreement Pursuant to Rule 13d-1(k)*

Exhibit C

Executive of Board and Director Agreement, dated August 4, 2014, between Michael Feinsod and the Company (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on August 5, 2014)*

*  Previously Filed